**Dome Audio Inc.**
**Statements of Changes in Shareholders' Deficit**
**For the Years Ended December 31, 2019 and 2018**
**(Unaudited)**

| | Dome Audio, LLC | Dome Audio, Inc. | | | | |
| | Members' Equity | Common Stock | | Paid-in-Capital | Accumulated Deficit | Total Shareholders' Deficit |
| | | Shares | Amount | | | |
|---|---|---|---|---|---|---|
| **Balance, December 31, 2017** | $ (4,348.00) | - | $ - | $ - | $ - | $ - |
| Members' Contributions | 19,487 | | | | | |
| Capital distributions | (68,098) | | | | | |
| Net loss | (95,078) | | | | | |
| **Balance, December 31, 2018** | (148,037) | - | - | - | - | - |
| Capital distributions | (37,127) | | | | | |
| Conversion to corporation | 185,164 | 50,000,000 | 5,000 | 11,032 | $ (185,164) | $ (169,132) |
| Issuance of founder shares | | - | - | | | |
| Net loss | | | | - | (128,571) | (128,571) |
| **Balance, December 31, 2019** | $ - | 50,000,000 | $ 5,000 | $ 11,032 | $ (313,735) | $ (297,703) |